LIMITED LIABILITY COMPANY AGREEMENT
ZIBA FOODS LLC

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") is dated as of October 1, 2019 (the "Effective Date") and is made by the undersigned Members.

1. Basic Information

a) Name of the Company: Ziba Foods LLC (the "Company")

b) State of Formation: Delaware

c) Date of the Company's Certificate of Formation: August 24, 2015

d) Place where the Company's records are kept: 20 S. Clark St, STE 1600, Chicago, IL 60603 USA

e) Business of the Company: Procuring, processing, packaging, exporting, distributing and selling dried fruit and nuts, and any and all activities necessary or incidental thereto (the "Company Business").

f) Name and addresses of the Members: The Members of the Company are:

Member	**Address**
Mandorla International LLC	20 S. Clark St., Suite 1600, Chicago, IL 60603
Gerald Scott Cantini	202 8th Street #1A, Brooklyn, NY 11215 USA
Chapli Capital LLC	PO Box 16111, Ras al Khaimah, United Arab Emirates
Suru Global LLC	102 W Lincoln Ave, Suite 220, Goshen, IN 46526

g) Officers of the Company: The officers of the Company are:

Office	**Name**
President	Raffi George Vartanian
Treasurer	Patrick Phillip Johnson
Assistant Treasurer	Susan Weber
Secretary	Raffi George Vartanian
Assistant Secretary	Thomas Storniolo

h) Administrator. The initial Administrator of the Company is: Patrick Phillip Johnson

i) Initial Contributions from the Members: The Initial Contribution of each Member is set out below:

Member	**Initial Contribution**
Mandorla International LLC	US$625,000.00
Gerald Scott Cantini	US$375,000.00
Chapli Capital LLC	US$250,000.00
Suru Global LLC	US$250,000.00

"Initial Contribution" means, for any Member, the aggregate amount of cash or property of ZiBA Foods DWC contributed or deemed contributed to the Company by such Member as of the Effective Date.

j) Additional Contributions from the Members. The Members will fund additional advances to the Company from time to time, as directed by the Administrator in accordance with Paragraph 5(b)(iv) or by the Majority Vote of the Members. For any such capital call, the Administrator will deliver to the Members a written notice for additional Contributions, which will specify (x) the purpose for and aggregate amount of such additional Contributions, (y) each Member's share of such additional Contribution, which will be pro rata to its respective Percentage Interest, and (z) the date (which will not be less than thirty (30) business days from the date such notice is given) by which such additional Contributions must have been paid. If a Member (the "Non-Funding Member") fails to advance the amount required by such notice (each, a "Missing Portion"), each other Member who has satisfied its Contribution in full will have the right (but not an obligation) to advance a share of the Missing Portion equal to the ratio of such Member's Membership Interest to the total Membership Interests of all Members making advances in full in such call, unless they otherwise agree. Upon receipt by the Company of the proceeds of such advance the Percentage Interest of the Non-Funding Member shall be automatically reduced by dividing the amount of the Non-Funding Member's aggregate contribution by the sum of the aggregate contributions of all the Members. The Administrator or the Members by Majority Vote may call for advances to be made in the form of a loan on commercially reasonable terms, in which case the process shall proceed in accordance with this Paragraph 1(j).

k) The Percentage Interest held by each Member as of the Effective Date is set forth below:

Member	**Interest**
Mandorla International LLC	49.00%
Gerald Scott Cantini	17.66%
Chapli Capital LLC	16.67%
Suru Global LLC	16.67%

As used in this Agreement, a Member's "Membership Interest" shall mean the entire ownership interest of such Member in the Company, including, without limitation, any and all rights, powers and benefits accorded a Member under this Agreement and the duties and obligations of such Member hereunder.

"Percentage Interest" means, with respect to a Member, the amount, expressed as a percentage, of the total Membership Interests owned by such Member out of the total Membership Interests owned by all Members.

2. Definitions. Capitalized terms used but defined in this Agreement shall have the meaning ascribed to them in the Delaware Limited Liability Company Act in effect as of the Effective Date (the "Act").

3. Certificate of Formation. As stated above, the Company was formed on the date stated in Paragraph 1(c) pursuant to the Certificate of Formation a copy of which is attached to this agreement as Exhibit A. The Administrator is required to amend the Company's Certificate of Formation whenever required under the Act.

4. Limited Liability Company Agreement. The Members hereby (i) revoke and terminate any and all prior operting agreements of the Company and (ii) adopt this Agreement, which shall constitute the "limited liability company agreement" (as that term is used in the Act) of the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to

the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Act in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. This Agreement may be amended from time to time in a writing signed by all Members.

5. Members' Powers; Delegated Duties; Administrator; Officers.

a) The Members manage. Except as expressly delegated to the Administrator or to an officer of the Company, or to fewer than all of the Members, as applicable, management of the business and affairs of the Company shall be vested in the Members. In the absence of a written resolution of one or more Members by Majority Vote (each, a "Resolution"), or as delegated to the Administrator in accordance with this Agreement, no Member shall have the authority to bind the Company in any way, to pledge its credit or to render it liable for any purpose. No Member shall act beyond the scope of authority granted in this Agreement and any action beyond such scope that purports to bind the Company shall be null and void. Any Member acting beyond such scope of authority will be liable to the Company and to the other Members for any damages incurred.

b) Administrator. The Company will have an Administrator who must be a natural person with Current Control of an entity Member in good standing (that is, one who has not triggered an Exit or made a Transfer in violation of this Agreement, or otherwise breached any provision hereof in any material respect). The Administrator will be an employee of the Company and, unless provided otherwise by Resolution, is hereby delegated, and agrees to assume, the following duties, rights and obligations:

(i) to execute on behalf of the Company all instruments and documents (other than checks or drafts unless otherwise authorized by Resolution) necessary or desirable to carry out the business of the Company for transactions that have been authorized by the Members;

(ii) to make disbursements from Company funds to pay routine and customary bills incurred to third parties in connection with the Company Business, not to exceed US$5,000.00 in any one instance;

(iii) to make disbursements from Company funds to pay reimbursements in accordance with Paragraph 7(e);

(iv) to forecast the capital needs of the Company from time to time for the purpose of calls for additional Contributions, and to call for funds at times and in amounts determined by Resolution;

(v) to keep and maintain, or cause to be kept and maintained, adequate and correct books and records of account of the Company, to oversee the receipt and deposit of monies and review disbursements, to render to the Members, when requested, an account of all Company transactions and of the financial condition of the Company;

(vi) to reconcile Company bank statements;

(vii) to make governmental filings necessary to maintain the entity existence of the Company;

(viii) to give all notices are duly given in accordance with the provisions of this Agreement;

(ix) to be custodian of all records, and see that the books, reports, statements, certificates and all other documents and records required by law are properly kept and filed including the collection and cataloging of Company Resolutions from time to time;

(x) to cause the Company to retain at its principal place of business such documents and records as are required under the Act;

(xi) to cause the Company to make distributions approved by Passmark Vote in accordance with Paragraph 10; and

(xii) to keep the Members informed at all reasonable times and routinely from time to time about his activities on behalf of the Company.

(xiii) to update the Percentage Interests of the Members to the extent required to reflect changes thereto which may occur from time to time pursuant to Paragraphs 1(j), 12 and 13.

The initial Administrator will have a term of office of two years from the Effective Date and thereafter as provided by Resolution or, if the Resolution appointing an Administrator is silent as to term, not longer than one year from the date of appointment. Any delegation of authority to the Administrator may be revoked for cause by Unanimous Approval of the Members who are not the Administrator, and such authority shall be automatically revoked and the designation as Administrator (and as an officer, if applicable) automatically relinquished if (i) a Transfer of, in or by the legal entity which he Controls, occurs or (ii) such Member triggers an Exit. If there is no Administrator, the Members will appoint one by Passmark Vote. Nothing contained in this Paragraph 5(b) is intended to diminish or does diminish, the authority or powers of the Members.

c) Officers. The Members may appoint officers for the Company. Unless provided otherwise by Resolution, such officers will have the title, powers, authority and duties described below. Any Person may hold more than one office.

(i) Officers will be appointed by Resolution at such time and for such term as the Members determine; provided, however, that the initial officers are designated in Paragraph 1(g). Officers must be Persons who have Current Control of an entity Member. An officer will be deemed to have relinquished his role as such officer if a Transfer of, in or by the legal entity which he Controls occurs, or if such Member triggers an Exit, or where his Affiliated Member has been deemed to have relinquished rights to vote hereunder. If a term of office is not stated in the corresponding Resolution, and with respect to the initial slate of officers designated herein, the officer will be entitled to serve for a period of one year. Any officer may be removed, with or without cause, by the other Members. Vacancies in any office may be filled by the Members.

(ii) The President will be the chief executive officer of the Company and responsible for the management and direction of the day-to-day business and affairs of the Company, its other officers, employees and agents, will supervise generally the affairs of the Company and have full authority to execute all documents for transactions authorized by the Members, and take all actions that the Company may legally take.

(iii) The Secretary will, in general, perform all duties incident to the office of Secretary and such other duties as may, from time to time, be assigned to him by the Members; provided, however that the Secretary need not perform any duty that is delegated to the Administrator. Any Assistant Secretaries will exercise the powers of the Secretary during that officer's absence or inability or refusal to act.

(iv) The Treasurer will, in general, perform all duties incident to the office of Treasurer and such other duties as may, from time to time, be assigned to him by the Members; provided, however that the Treasurer need not perform any duty that is delegated to the Administrator. Any Assistant Treasurers will exercise the powers of the Treasurer during that officer's absence or inability or refusal to act.

d) Bank accounts. The Company will maintain bank accounts with signatories as provided by a Resolution. At least one such account will be maintained in a financial institution located in the United States of America. For clarity, no officer of the Company who resides in the United States of America will be obligated to be a signatory on any foreign bank account.

e) No financial guarantees. The Members do not guarantee the return of the Contributions to, or a profit for, the Members from the operations of the Company. No Member will be responsible to any Member because of a loss of its investment in the Company or a loss in the operations of the Company, unless the loss results from the Member’s fraud, gross negligence or willful misconduct including exceeding the authority granted to such Member under this Agreement. No Member will incur any liability to the Company or to any of the Members as a result of engaging in any other business or venture, whether or not in competition with the Company. The Members are also entitled to any other protection afforded to Members under the Act.

(f) No one responsible. No Member is or will become responsible or liable for any indebtedness or obligation of any other Member or its Affiliates incurred either before or after the execution of this Agreement, nor is or will the Company be responsible or liable for any such indebtedness or obligation. Each Member agrees to indemnify and to hold each of the other Members, their Affiliates and the Company, harmless from and against such obligations and indebtedness.

6. Tax matters partner. The "tax matters partner" of the Company will be the Administrator from time to time who may exercise all rights, obligations and duties of a tax matters partner under the Internal Revenue Code in effect from time to time (the “Code”); provided, however, that the tax matters partner may not settle or compromise any matter raised by the Internal Revenue Service without the approval of the Members. The tax matters partner must keep all the Members informed of, and afford each of them an opportunity to participate in, all such matters of a material nature; provided, further, however, that if a tax settlement involves any item that would have a disproportionate material adverse impact on any Member, or any of its respective interest holders, such Member must be given a reasonable period of time to approve or disapprove the proposed settlement, which approval may not be unreasonably withheld, conditioned or delayed. The tax matters partner must promptly notify all Members about any administrative proceeding with respect to the Company as if each Member was a proper notice party pursuant to the Code.

7. The Members.

a) Voting.

(i) No Person is authorized to cause any of the following actions to occur on behalf of the Company without the affirmative vote of all Members ("Unanimous Approval"):

(1) the engagement in any business or activity other than, or the entry into any transaction not substantially related to, the Company Business; and

(2) any action or election that would result in the Company or any Member being treated as a corporation for U.S. federal, State or local tax purposes.

(ii) Any decision, approval or action of the Company in respect of the following matters shall be decided by the affirmative vote of two or more Parties then having collectively at least a 75% Percentage Interest (a "Passmark Vote"):

(1) any merger, consolidation or other business combination transaction (including entering into a joint venture) or any sale or other disposition of all or substantially all of the assets of the Company;

(2) the institution by the Company of any proceeding to adjudicate it bankrupt or the consent by Company to the filing of any bankruptcy proceeding against it or any declaration of insolvency;

(3) any decision to liquidate, wind up, reorganize or dissolve the Company;

(4) selection of independent accountants and a tax preparation firm for the Company;

(5) the Company voluntarily entering into any settlement or commencing any litigation, arbitration or other proceeding that would reasonably be expected to create, impose or result in an obligation in excess of $10,000 for the Company;

(6) making any investments, or making any loans or guarantees to any third party (other than accounts or trade receivables in the ordinary course of business), except to the extent included in the annual budget or which interests are of a temporary nature for cash management;

(7) entering into or adopting any bonus, profit sharing, thrift, compensation, option, pension, retirement, savings, welfare, deferred compensation, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any managers, officers or employees of the Company;

(8) except as required by GAAP, materially changing the Company's methods of accounting or taking any material action, other than (A) in the ordinary course of conducting the Company Business or (B) which is not reasonably likely to have an adverse effect on a Member, in each case with respect to accounting policies or procedures, or changing the external auditor of the Company;

(9) the Company consenting to any tax audit adjustment in excess of $10,000 per calendar year or extending the statute of limitations for the assessment of tax, in each case, in respect of income taxes;

(10) amending any material permit in any material respect, other than as required by applicable law;

(11) making any material amendments to the financing agreements or other debt instruments of the Company;

(12) except as provided in Paragraph 10, distributing any assets in respect of the equity securities of the Company or creating, issuing, allotting, granting, converting, subdividing, consolidating, redeeming, purchasing or otherwise acquiring any equity securities of the Company; or

(13) any other matters that expressly require a Passmark Vote hereunder.

(iii) Subject only to those matters which are (1) reserved for a Unanimous Approval or a Passmark Vote or (2) explicitly reserved to the Administrator or another person hereunder, all decisions, approvals and other actions of the Company shall be decided by the affirmative vote of one or more Members then having at least 50% Percentage Interest (a "Majority Vote").

b) Members who are not natural persons. Each Member who is not a natural person hereby represents and warrants to the Company and to each other Member as of the date of this Agreement, and at all relevant times thereafter, that such Member is: (i) duly incorporated or formed (as the case may be), (ii) validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and (iii) has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

c) Designated representative for an entity Member. In order to exercise any right granted to a Member who is not a natural person, that Member must provide to and maintain with the Company and to and with each other Member, at all relevant times, a certificate or other evidence of the Person (but not more than one) who is empowered to act on behalf of the said Member (the "Entity Authorization"). The Company and each other Member is privileged to rely on the Entity Authorization for each Member until it has received an updated Entity Authorization.

d) Terrorism-related assurances. Concurrently herewith, each Member is furnishing to the Company the Principal Certificate in the form attached to this Agreement as Exhibit B. If a Member is not a natural person, that Member is also furnishing to the Company a Principal Certificate for each Person who owns or controls any portion of the said Member.

e) Expense reimbursement. The Members are entitled to reimbursement for direct, out-of-pocket costs that they (or their respective Control Person(s)) incur from time to time in connection with (i) if the cost was incurred other than in the capacity of Administrator, the Company Business, based on Resolutions or Company-wide policies adopted by the Members from time to time and (ii) if the cost was incurred in the capacity of Administrator, the performance of its duties as the Administrator in accordance with the terms of this Agreement.

f) Compensation. Except for any distributions of the Company to Members under this Agreement or reimbursements to Members described in the preceding clause (e), no Member (or its respective Control Person(s)) shall receive a salary or other compensation from the Company.

8. Indemnity.

a) Neither any Administrator, any officer, any Member or any Control Person shall be liable to the Company or any other Member (i) for mistakes of judgment or for any act or omission suffered or taken by it, or for losses due to any such mistakes, action or inaction, except to the extent that the mistake, action, or inaction was caused by such Person's gross negligence, fraud or willful misconduct or (ii) for the fraud, willful misfeasance, negligence, bad faith or other conduct of any independent contractor, consultant, advisor or agent of the Company selected by such Person, provided, that such independent contractor (including, without limitation, any independent contractor who may be a Member) was selected, engaged or retained and continued in good faith.

b) To the maximum extent permitted by applicable law, and except as provided in Paragraph 8(a), no Administrator, officer, Member or Control Person shall be liable for, and the Company shall indemnify each such Person against, and agrees to hold each such Person harmless from, all liabilities and claims (including, without limitation, reasonable attorneys' fees and expenses in defending against such liabilities and claims) against each such Person arising from such Person's performance of his, her or its duties that are subject to exculpation pursuant to Paragraph 8(a).

c) The Administrator, Members, officers and any Control Person may consult with legal counsel, accountants or other advisors selected by him, her or it and any action or omission suffered or taken in good faith in reliance and accordance with the written opinion or advice of any such legal counsel, accountants or other advisors (provided, that such have been selected with reasonable care) shall be full protection and justification with respect to the action or omission so suffered or taken.

d) In the event that any Administrator, Member, officer or Control Person shall, notwithstanding the provisions of the Act to the contrary (and solely as a result of the inapplicability or deemed inapplicability of such provision of the Act), become liable under a judgment, decree or order of a court, or in any other manner, for a debt, obligation or liability of the Company, then the Company shall indemnify such Administrator, Member, officer or Control Person, as the case may be, and hold such Person harmless from and against any liability of such Person (together with reasonable attorneys' fees and expenses in defending against any claimant seeking to impose any such liability) to the extent that it related to or arose out of any action taken or any transaction effected by such Person in accordance with the terms of this Agreement or any action which such Person failed to take or any transaction which such Person failed to effect and which the Members were obligated to take or effect under this Agreement.

e) No Administrator, Member, officer or Control Person shall be personally liable for the return of all or any part of a Member's capital contribution or payment of any amounts allocated to it or credited to its capital account, which return or payment shall be made solely from, and to the extent of, the Company's assets.

f) The right to an indemnity under this Paragraph 8 is in addition to (not in lieu of) of any other right which a Person may have.

9. No Exclusive Duty. No Member, nor any Affiliate of any Member, nor any Person who owns or controls any portion of a Member, is required to devote his, her or its employable time exclusively to the Company, and each thereof may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company, nor any Member, has any right by virtue of being a Member, or by virtue of this Agreement, to share or participate in such other business interests or activities, or to the income or proceeds derived therefrom.

10. Distributions.

a) Priority. Except as otherwise provided in this Paragraph 10, all distributions of the Company will be applied in the following order of priority:

(i) To satisfy the current liabilities of the Company to its creditors (not including any Member (or their respective Control Person(s)) who is a creditor of the Company).

(ii) To establish reserves in reasonable amounts for the conduct of the Company Business;

(iii) To repay the principal and interest of loans, if any, made by the Members to the Company under this Agreement;

(iv) To each Member pro rata to its Percentage Interest, less any amounts such Member may owe to the Company.

b) Winding-up. All distributions made by the Company in connection with its winding-up distributions will be applied in the following order of priority:

(i) To repay creditors of the Company in the order of priority as provided by law, including Members who may be creditor(s) of the Company.

(ii) To each Member pro rata in accordance with the positive balance of its respective Capital Account, after giving effect to all Contributions, distributions and allocations for all prior periods.

(iii) To each Member pro rata to its Percentage Interest.

c) Notwithstanding any other provision in this Agreement, distributions of the Company shall be subject to limitations under applicable law which prohibit distributions at certain times based on the solvency and net worth of the Company.

d) How insufficient funds are allocated. For any distribution in accordance with Paragraphs 10(a)(iii)-(iv) or 10(b)(i)-(iii) above, if the amount to be distributed is insufficient to fully pay or repay each Member entitled to a distribution thereunder, then the amount distributed to each such Member will be equal to the ratio that the aggregate amount owed to each Member bears to the aggregate amount distributed to all such Members thereunder, unless they otherwise agree.

11. Resignation. Except as expressly permitted under Paragraph 12 or Paragraph 13, no Member has the right to (i) assign or transfer its Membership Interests or (ii) to Exit from the Company prior to its dissolution and winding-up (each of (i) or (ii) being a "resignation" for purposes of this Paragraph). If any Member resigns other than in accordance with the immediately preceding sentence, (x) such Member will have no right to participate in any votes of the Members, or to give approvals or consents with respect to, or otherwise exercise any control over, the Company Business, including any winding-up of the Company, and (y) the other Members may vote to offset the amount of any costs, liabilities or other damages to the Company or to such other Members that results from such resignation from the amount of any distributions or other amounts that the Company may owe to such Member. The Members agree that the provisions of this Paragraph 11 will govern in the event of any inconsistency between this Paragraph 11 and any other provision of this Agreement.

12. Assignments.

a) Permitted assignments. Subject to satisfaction of the conditions in Paragraph 12(b), any Member may sell, gift, transfer, assign or other dispose (each a "Transfer") of all or a portion of its Membership Interests:

(i) to any Person who was a beneficiary of a Member who is a trust as of the date that trust was admitted as a Member;

(ii) to any Person who is a spouse, antecedent or descendant of a Member, or of a beneficiary of a Member including by way of adoption or assistive reproductive technologies (each, a "Family Member"), or who is a Family Member of the grantor of any trust who is a Member;

(iii) to one or more trusts for a Member's benefit, or for the benefit of any Member's Family Member;

(iv) upon the death of any Member, in accordance with the terms of her or his will, the laws of intestate succession, or as otherwise ordered by a court of competent jurisdiction;

(v) to a personal representative upon her or his appointment; or

(vi) to any Person who is an Affiliate of a Member. Under this Agreement, an "Affiliate" is a Person which controls, is controlled by or is under common control with, the subject Member, and any reference in this Agreement to "affiliate" or "affiliates" shall be construed accordingly unless context requires otherwise.

(vii) where a Member is not a natural person, the references to a Member's "family" means the family of the Person in Current Control of such Member.

b) Certain conditions to assignments. No Transfer may be made if:

(i) it constitutes security or collateral for the repayment of a debt or other obligation,

(ii) it would result in a termination of the Company for federal income tax purposes,

(iii) it would subject the Company to federal income taxation other than as a partnership,

(iv) it would result in a violation in or default under any agreement to which the Company may be bound,

(v) the assignee (that is, the recipient of a Transfer) fails to provide a Principal Certificate to the Company and to the other Members disclosing no adverse matters, or

(vi) such action would violate any provision of this Agreement.

c) No assignments or transfers without approval. Except as provided in Paragraph 12(a)-(b), no Member shall Transfer all or any part of its Membership Interests or any lesser right therein. Assignments other than in accordance with this clause (c) are void ab initio. In addition, if a Member is not a natural person, and if any Transfer occurs which changes Current Control of such entity (an "Indirect Transfer"), such Member will be deemed, effective on the date of such Indirect Transfer, to be an assignee only and not a Member of the Company, unless and until such entity

is readmitted as a Member pursuant to the following clause (d). As used in this Agreement, (i) "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of equity securities, by contract, as trustee or executor, or otherwise and (ii) "Current Control" means Control as of the Effective Date or, in the case of a Person later admitted as a Member, the Person in Control of a legal entity as of the date of such admittance. As of the Effective Date, Current Control of each Member is vested in the following:

Member	**Person in Current Control**
Mandorla International LLC	Raffi George Vartanian
Gerald Scott Cantini	Gerald Scott Cantini
Chapli Capital LLC	Kabir Mohammed Arghandiwal
Suru Global LLC	Patrick Phillip Johnson

d) Admitting Members. If a Member sells or otherwise Transfers all or a portion of its Membership Interest in the Company pursuant to this Paragraph 12, such transferee (unless it is already a Member) shall not become a Member of the Company prior to a Passmark Vote of the Members. Without such prior Passmark Vote, no assignee will have any right to participate in the management or conduct of the Company Business including without limitation (i) as to any matters for which the vote or other consent of the transferring Member is required or is permitted hereunder or (ii) access to books, records or any other information concerning the Company Business, and shall merely be an assignee of the Member's right to receive its share of distributions from the Company, when and to the extent such distributions are so made.

e) New Members. A Passmark Vote of the Members is required for the admittance of any Person(s) acquiring Membership Interest(s) in the Company other than through Transfers in accordance with this Agreement.

f) Charging orders. A charging order constitutes a lien on the judgment debtor's Membership Interest. To the extent the Membership Interest is so charged, the judgment creditor has the right to receive any distribution or distributions to which the judgment debtor would otherwise have been entitled in respect of such Membership Interest only. No creditor of a Member or of a Member's assignee will have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the property of the Company.

g) Bankruptcy. Pursuant to the Act, a Member who suffers a bankruptcy event will cease to be a Member absent the Unanimous Approval of the other Members to the contrary.

13. Exit. Following the second anniversary of the Effective Date, if a Member wishes to quit the Company Business (the "Offeror"), it may provide all of the other Members a notice (each, an "Exit Notice") offering to Transfer all of its Membership Interest to the other Members, security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, or other encumbrance of any kind other than any thereof authorized by the Members pursuant to this Agreement (collectively, "Encumbrances"), on a closing date which is not less than thirty (30) nor more than ninety (90) days from the date of receipt, at such place agreed by the participating Members during usual business hours. If a Member gives an Exit Notice:

a) Within thirty (30) days after all of the other Members have received the Exit Notice, the Members will meet to discuss in good faith and to determine the Fair Market Value of the Company (the "Negotiating Period").

As used in this Agreement, "Fair Market Value" means the value of any specified Membership Interest or property, which shall not in any event be less than zero, that would be obtained in an arm's length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer or seller, but taking into account discounts for minority interests, restrictions on transfer, lack of marketability, and other similar factors typically considered in valuing securities in a privately held enterprise. In determining the Fair Market Value of any Member's Membership Interest, the value shall be determined assuming that the Company is an ongoing business enterprise.

b) If the Members fail to determine the Fair Market Value within the Negotiating Period, the Company will identify an appraiser to appraise the Company Business within thirty (30) days after the end of that period, failing which, each of the Offeror, on the one hand, and the other Members, on the other hand, will appoint a separate appraiser, which must be qualified, by licensing, education, experience and training, to appraise the Company. The Offeror will bear all costs associated with such appraisal(s).

c) Acting independently of each other, each appraiser will be given thirty (30) days to furnish a written appraisal stating his opinion as to the Fair Market Value. If two appraisers are so designated, their separate appraised values will be averaged for the purpose of determining the Fair Market Value. Fair Market Value will be determined in US$.

d) The Company's accountants will determine the amount that each Member would receive in a final distribution from the Company in accordance with Paragraph 10(b)(iii) based on a hypothetical sale of the Company using the Fair Market Value as the sales price (the "Hypothetical Final Distribution"). Each Member is entitled to review the appraisals and the calculations produced pursuant to this clause (d).

e) Within thirty (30) days after having received all information used to calculate the Hypothetical Final Distribution, each Member other than the Offeror will have the right to elect (i) to purchase the Membership Interest of the Offeror in the Company, free and clear of Encumbrances or (ii) that the Offeror buy its Membership Interest, free and clear of Encumbrances, in each case at the corresponding Hypothetical Final Distribution. If more than one other Member elects to purchase the Offeror's Membership Interest, they will do so pro rata to their respective Percentage Interest or as they otherwise agree.

f) Closing of the purchase and sale transaction(s) will occur at the time and place stated in the Exit Notice; provided, however, that if the date so stated is prior to thirty (30) days after the expiration of the election period stated in the preceding clause (e), the closing date will be on the thirtieth such day (extended to the next business day if it falls on a date when business is not normally conducted in the United States). At the closing, the purchasing Member(s) will pay the purchase price by wire transfer of funds or by such other form of payment as is reasonably requested by the selling Member. If not otherwise requested by the selling Member, funds payable at closing will be US$. At the closing, the selling Member must (i) provide customary searches or other

reasonable evidence to the purchasing Member(s) to demonstrate that there are no Encumbrances and make customary representations and warranties in writing to such effect, (ii) document the Transfer by an instrument reasonably acceptable to the purchasing Member(s), and (iii) deliver all consents from third parties who are entitled, by contract or otherwise, to consent to the transaction. The purchasing Member(s) have the right to apply, or to cause the selling Member to apply, all or any portion of the purchase price for such Membership Interests to fully and finally discharge any Encumbrances and, if the purchase price is insufficient for such purpose, the selling Member must pay any excess amount required for such purpose in cash to the purchasing Member(s) at the closing.

g) The transactions described in this Paragraph 13 are specifically enforceable against, and each participating Member will have all rights and remedies available at law or in equity against, a Member who fails to discharge in full its obligations under this Paragraph 13.

14. Amendments. Any Member may propose an amendment to this Agreement. Any such proposed amendment is subject to Passmark Vote of Members; provided, however, that the affirmative vote of any Member that has lost the right to vote in accordance with this Agreement shall not be required (and the Percentage Interest required for a Passmark Vote proportionately adjusted) for any such vote unless the proposed amendment would have the effect of:

a) changing the allocation of profits, losses and cash distributions among the Members, or

b) affecting the limited liability status of Members in their capacity as members, or

c) affecting the status of the Company as a partnership for federal income tax purposes, or

d) changing the right of any non-voting Member, if any, to participate in the management and affairs of the Company Business including the right to vote (once restored in accordance with this Agreement).

15. Events of Dissolution. The Act provides that a limited liability company is dissolved upon events specified in a limited liability company agreement, in addition to other events provided in the Act. The Members agree that the following events will cause a dissolution of the Company:

a) A Passmark Vote of the Members, provided that such vote is not submitted to the Members before the first twenty-four (24) months after the Effective Date.

b) Any event that would make carrying on the business of the Company impossible including the sale or other disposal of all, or substantially all, of the Company's property other than in the case where the Company keeps a residual interest therein (such as a purchase money mortgage) or exchanges of property for other property.

Notwithstanding any provision of the Act to the contrary, no assignee of any Membership Interests, or any other rights or interest in the Company, who is not admitted as a Member has any right to cause or petition for a judicial dissolution of the Company.

16. Winding-Up. The Members in good standing will wind-up the business and affairs of the Company. The Person(s) so winding up is called the “Liquidators”. When all debts, liabilities and obligations

have been paid and discharged or adequate provisions have been made therefor and all of the remaining property of the Company has been distributed to the Members, the Liquidators will execute and file articles of dissolution, and give all proper notices to all creditors of the Company, to the banks and other financial institutions with which the Company normally does business, and to all other Persons with whom the Company regularly conducts business, and will publish notice of dissolution in a newspaper of general circulation in each place in which the Company generally conducts business and take such other actions as may be required under the Act, as it may be amended from time to time.

17. Deemed Liquidation. If no event causing a dissolution has occurred, but the Company is terminated for federal income tax purposes, the Company will not be wound up and dissolved, but concurrently: (a) its assets and liabilities will be deemed to have been contributed to a new limited liability company which will operate and be governed by the terms of this Agreement, and (b) the Membership Interests in such new limited liability company will be distributed to the Members as its Members.

18. Miscellaneous. Titles given to provisions of this Agreement are for reference only and will not affect the construction of this Agreement. References to “paragraphs” are to paragraphs of this Agreement. Masculine, feminine and neuter pronouns used in this Agreement are interchangeable. The word “including” will be construed to be synonymous with “including without limited to” and “including without limitation”. Unless context requires otherwise the following will be construed to be synonymous: (i) “approval”, “consent”, “vote” and “voting”, (ii) “will” and “shall”. This Agreement (including any exhibits, appendices or schedules) contains the entire agreement of the Member with respect to the subject matter hereof and supersedes all prior understandings, if any, with respect thereto. This Agreement does not confer any rights or benefits on any Person other than the parties to this Agreement and (i) their permitted successors and assigns and (ii) to the extent consistent with this Agreement, their respective assignees. This Agreement is governed by and must be construed in accordance with the laws (but not the conflicts of laws) of the State of Delaware. This Agreement may be executed in counterparts which, when taken together, constitute one and the same instrument.

19. Electronic Transmission. This agreement and Resolutions may be delivered by facsimile or by other electronic transmission. Any photographic, photostatic, facsimile, or similarly reliable reproduction of such transmission may be substituted or used instead of the original writing for any purpose for which the original writing could be used.

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LIMITED LIABILITY COMPANY AGREEMENT
ZIBA FOODS LLC

MANDORLA INTERNATIONAL LLC

By: ______________________________
Raffi George Vartanian – Sole Member

GERALD SCOTT CANTINI

By: ______________________________ 10/1/19
Gerald Scott Cantini

SURU GLOBAL LLC

By: ______________________________
Patrick Phillip Johnson – Sole Member

CHAPLI CAPITAL LLC

By: KABIR ARGHANDIWAL
Kabir Mohammed Arghandiwal – Sole Member